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Exhibit 99(a)(5)(i)

October 13, 2010

Dear Class A-1 and Class A-2 common stockholder,

Enclosed are materials with respect to two tender offers by CBOE Holdings, Inc., the first for our Class A-1 common stock, and the second for our Class A-2 common stock. The offers are intended to provide holders of shares of the Class A-1 and Class A-2 common stock access to liquidity during a time when transfer of these shares is otherwise restricted.

For each of the tender offers, we have enclosed:

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  An offer to purchase—this document provides an overview of the tender offer, including a question and answer section and information on how the tender offer process will work; and

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  A letter of transmittal—you will need to complete, sign and return this document for receipt by BNY Mellon prior to 5 p.m. (New York City time) on November 12, 2010 (which is the expiration of the tender offers) in order to tender shares.

We strongly encourage you to read all the enclosures carefully before you decide to participate in the offers; in particular, please note the following:

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  There are two separate offers.  We are making two offers: you must submit a properly completed letter of transmittal for each offer in which you want to participate. A tender of shares in one offer will not result in a tender of any shares in the other offer. In order to make clear which letter of transmittal relates to which offer, we have marked the letter of transmittal for the Class A-2 shares with a blue horizontal stripe; the letter of transmittal for the Class A-1 shares is not marked.

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  We are using modified proration.  Those of you who are familiar with typical tender offer mechanics may be aware that when an offer is made for less than all the shares of a class, proration is used to determine how many shares are purchased from each participating holder. This results in uncertainty as to how many shares will be purchased from a stockholder in relation to the number of shares that holder tenders. We are using modified proration, in which we will purchase your shares up to a certain percentage of the shares you own. (If you tender more than this percentage, we may purchase shares in excess of this percentage depending on tenders by other holders.) The percentage of the shares you own that we will purchase in each offer is 15%. For instance, this means that if you own 40,000 shares of Class A-1 common stock, you can be assured we will purchase up to 6,000 of the shares of Class A-1 common stock you tender. Please see Section 4, "Acceptance for Payment and Payment for Shares" in the enclosed offers to purchase.

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  You should consult your tax advisor.  The tax consequences of your tender are complex and depending on your level of participation in the offers and other factors, the tax consequences to you can differ materially. Please see Section 13, "Income Tax Consequences" in the enclosed offers to purchase and consult your own tax advisor.

We are not making any recommendation as to whether or not you should participate in the offers. You must make your own decisions whether to tender your shares, and if so, how many shares to tender.

If you need assistance, please contact BNY Mellon at one of the addresses or phone numbers on the back covers of the offers to purchase.

Sincerely,

William J. Brodsky
Chairman and Chief Executive Officer

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  Exhibit 99(a)(5)(i)